Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the equity incentive plan of QTS Realty Trust, Inc. of our reports (a) dated March 6, 2013 (except Note 16, as to which the date is August 15, 2013), with respect to the consolidated financial statements of QualityTech, L.P., (b) dated May 28, 2012, with respect to the statement of revenues and certain operating expenses of the Sacramento Property, and (c) dated July 9, 2013, with respect to the balance sheet of QTS Realty Trust, Inc., all included in the Registration Statement (No. 333-190675) on Form S-11 and final prospectus of QTS Realty Trust, Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, MO

October 4, 2013